Exhibit 5

April 18, 2012

Board of Directors

Sonic Automotive, Inc.

4401 Colwick Rd.

Charlotte, North Carolina 28211

Re:	Registration Statement on Form S-8

Dear Sirs and Madam:

We are acting as counsel for Sonic Automotive, Inc., a Delaware corporation (the “Company”), in connection with the registration on a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of the offer and sale of 2,000,000 shares of Class A common stock, par value $0.01 per share, of the Company (the “Shares”) to be issued under the Sonic Automotive, Inc. 2012 Stock Incentive Plan (the “Plan”).

In rendering our opinion, we have examined, and are familiar with, and have relied as to factual matters solely upon, originals or copies certified, or otherwise identified to our satisfaction, of (i) the Plan, (ii) the Company’s certificate of incorporation and bylaws, as amended to date, (iii) all relevant actions of the Company’s board of directors recorded in the Company’s minute book and (iv) a specimen of the form of certificate evidencing the Shares. We have also assumed that all dividends paid with respect to the Shares prior to any sale have been or will be declared and paid in accordance with applicable law.

Based upon and subject to the foregoing, we are of the opinion that the Shares are duly authorized and, when issued, delivered, vested and sold in accordance with the terms of the Plan and the terms of any agreement relating to any of the Shares, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement.

Very truly yours,

DYKEMA GOSSETT PLLC

/s/ Dykema Gossett PLLC